                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 5)


                         The Goldman Sachs Group, Inc.

                                (Name of Issuer)

                     Common Stock, par value $.01 per share

                         (Title of Class of Securities)

                                  38141G 10 4

                                 (CUSIP Number)

                                 Michiko Miura
                            SMBC Capital Markets, Inc.
                                277 Park Avenue
                            New York, New York 10172
                           Telephone: (212) 224-5000

          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                                April 26, 2001

            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box [   ].

                         (Continued on following pages)

                                 SCHEDULE 13D


CUSIP NO. 38141G 10 4
          -----------

------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS
     SMBC Capital Markets, Inc.
------------------------------------------------------------------------------

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     As to a group consisting of SMBC/(1)/ and Sumitomo Mitsui/(1)/    (a) [x]
     As to a group consisting of the Covered Persons/(1)/ and KAA/(1)/ (b) [x]

------------------------------------------------------------------------------
 3   SEC USE ONLY

------------------------------------------------------------------------------
 4   SOURCE OF FUNDS
     00
------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT [_] TO ITEMS 2(d) or 2(e)

------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
------------------------------------------------------------------------------
                     7   SOLE VOTING POWER (See Item 6)
                         0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8   SHARED VOTING POWER (See Item 6)
   BENEFICIALLY          263,041,369 Covered Shares/(1)/ and Uncovered
                         Shares/(1)/ in the aggregate/(2)/ held by Covered
     OWNED BY            Persons/(1)/
                         5,455,197 shares/(2)/ held by KAA/(1)/
                         14,743,610 shares held by SMBC/(1)/
                   -----------------------------------------------------------
       EACH          9   SOLE DISPOSITIVE POWER (See Item 6)
                         14,743,610
    REPORTING

      PERSON       -----------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER (See Item 6)
       WITH              0

------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     14,743,610/(3)/
------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [x]
------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.1%/(3)/
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
------------------------------------------------------------------------------

________________________________

(1)  For a definition of this term, please see Item 2.

(2) Each of SMBC and Sumitomo Mitsui may be deemed to be members of a "group" with KAA and the Covered Persons. Each of SMBC and Sumitomo Mitsui disclaims beneficial ownership of shares of Common Stock held by KAA and the Covered Persons.

(3) Excludes 263,041,369 and 5,455,197 shares of Common Stock held by the Covered Persons and KAA, respectively, as to which each of SMBC and Sumitomo Mitsui disclaims beneficial ownership.

                                 SCHEDULE 13D


CUSIP NO. 38141G 10 4
          -----------

------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS
     Sumitomo Mitsui Banking Corporation
------------------------------------------------------------------------------

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     As to a group consisting of SMBC/(1)/ and Sumitomo Mitsui/(1)/    (a) [x]
     As to a group consisting of the Covered Persons/(1)/ and KAA/(1)/ (b) [x]

------------------------------------------------------------------------------
 3   SEC USE ONLY

------------------------------------------------------------------------------
 4   SOURCE OF FUNDS
     00
------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT [_] TO ITEMS 2(d) or 2(e)

------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Japan
------------------------------------------------------------------------------
                     7   SOLE VOTING POWER (See Item 6)
                         0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8   SHARED VOTING POWER (See Item 6)
   BENEFICIALLY          263,041,369 Covered Shares/(1)/ and Uncovered
                         Shares/(1)/ in the aggregate/(2)/ held by Covered
     OWNED BY            Persons/(1)/
                         5,455,197 shares/(2)/ held by KAA/(1)/
                         14,742,610 shares held by SMBC/(1)/
                   -----------------------------------------------------------
       EACH          9   SOLE DISPOSITIVE POWER (See Item 6)
                         14,742,610
    REPORTING

      PERSON       -----------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER (See Item 6)
       WITH              0

------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     14,742,610/(3)/
------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [x]
------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.1%/(3)/
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     BK
------------------------------------------------------------------------------

________________________________

(1)  For a definition of this term, please see Item 2.

(2) Each of SMBC and Sumitomo Mitsui may be deemed to be members of a "group" with KAA and the Covered Persons. Each of SMBC and Sumitomo Mitsui disclaims beneficial ownership of shares of Common Stock held by KAA and the Covered Persons.

(3) Excludes 263,041,369 and 5,455,197 shares of Common Stock held by the Covered Persons and KAA, respectively, as to which each of SMBC and Sumitomo Mitsui disclaims beneficial ownership.

     This Amendment No. 5 to Schedule 13D amends and restates in its entirety such Schedule 13D. This Amendment No. 5 is being filed because on April 26, 2001, KAA (as defined below) entered into an Underwriting Agreement with GS Inc. (as defined below) and Goldman, Sachs & Co. ("GS&Co.") pursuant to which, on May 1, 2001, KAA sold an aggregate of 4,032,513 shares of Common Stock of GS Inc. (as defined below) to the underwriters listed therein at $89.635 per share. The Common Stock was offered to the public at $91.00 per share pursuant to a prospectus (the "Prospectus") dated April 26, 2001 and made part of the Registration Statement on Form S-3 filed by GS Inc. (File No. 333-59260) (the "Registration Statement").

Item 1. Security and Issuer
---------------------------

     This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc., a Delaware corporation (together with its subsidiaries and affiliates, "GS Inc."). The address of the principal executive offices of GS Inc. is 85 Broad Street, New York, New York 10004.

Item 2. Identity and Background
-------------------------------

     (a), (b), (c), (f) This Schedule 13D is being filed by SMBC Capital Markets, Inc. ("SMBC"), a Delaware corporation (formerly known as Sumitomo Bank Capital Markets, Inc.) and a New York-based wholly owned subsidiary of Sumitomo Mitsui Banking Corporation, a corporation organized under the laws of Japan ("Sumitomo Mitsui")(formerly known as The Sumitomo Bank, Limited). The Sumitomo Bank, Limited and The Sakura Bank, Limited merged on April 1, 2001. The Sumitomo Bank Limited was the surviving company and the merged bank was named Sumitomo Mitsui Banking Corporation. In connection with the merger of The Sumitomo Bank, Limited and The Sakura Bank, Limited, Sumitomo Bank Capital Markets, Inc. and Sakura Global Capital, Inc. merged on April 2, 2001. Under the terms of such merger Sumitomo Bank Capital Markets, Inc. was the surviving entity and the merged entity was named SMBC Capital Markets, Inc. SMBC is engaged in various forms of commercial finance and is a participant in the market for interest rate and other forms of derivatives. Sumitomo Mitsui is a commercial bank headquartered in Tokyo, Japan. Directly or through subsidiaries and other affiliates, it engages in a wide variety of wholesale and retail banking activities in Japan, as well as in other parts of Asia, the Americas and Europe. The address of SMBC's principal business and office is 277 Park Avenue, New York, New York 10172. The address of Sumitomo Mitsui's principal business and office is 1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo, 100-0006, Japan.
The name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of SMBC and Sumitomo Mitsui is set forth in Annex A to this Schedule 13D. In this schedule, reference to SMBC includes reference to SMBC's predecessor, as the context requires, and reference to Sumitomo Mitsui includes reference to Sumitomo Mitsui's predecessor, as the context requires.

     This Schedule contains certain information relating to (i) certain managing directors of GS Inc. who beneficially own Common Stock subject to a Shareholders' Agreement ("Covered Shares"), dated as of May 7, 1999, to which these managing directors of GS Inc. are party (as amended from time to time, the "Shareholders' Agreement" and such managing directors, the "Covered Persons") and (ii) Kamehameha Activities Association ("KAA"), who may be deemed to be members of a "group" with SMBC or Sumitomo Mitsui. Each of SMBC and Sumitomo Mitsui hereby disclaims beneficial ownership of: (i) the Covered Shares; (ii) shares of Common Stock which may be purchased from time to time by Covered Persons for investment purposes which are not subject to the Shareholders' Agreement ("Uncovered Shares") and (iii) the shares of Common Stock subject to the Voting Agreement between KAA and GS Inc. (the "KAA Shares"), referred to below (see Item 6). All information contained in this Schedule relating to the Covered Persons and KAA has been derived from the filings with the Securities and Exchange Commission, including, but not limited to, Amendment No. 5 to
Schedule 13D filed by KAA on May 1, 2001, the Prospectus dated April 26, 2001, made part of the Registration Statement, and Amendment No. 14 to Schedule 13D filed by the Covered Persons on March 29, 2001. The Covered Persons and KAA each have filed a Schedule 13D with respect to the shares of Common Stock and other equity securities of GS Inc. which they beneficially own; the reader is referred to such filings and any amendments thereto for more recent and complete information relating to the Covered Persons and KAA.

     (d), (e)     Except as described in Annex A or Annex B, during the last five years, none of SMBC or Sumitomo Mitsui or, to the best knowledge of SMBC or Sumitomo Mitsui, any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or financial order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Source and Amount of Funds or Other Consideration
---------------------------------------------------------

     21,425,052 shares of Common Stock and 7,440,362 shares of Nonvoting Common Stock were acquired by SMBC and Sumitomo Mitsui in exchange for their interests in The Goldman Sachs Group L.P. ("Group L.P.") and certain of its affiliates. From the time of the acquisition through the settlement of a public offering on August 7, 2000 in which SMBC sold 12,621,804 shares of Common Stock (the "August 2000 Offering"), although the 7,440,362 shares of Nonvoting Common Stock were immediately convertible into Common Stock pursuant to GS, Inc.'s Certificate of Incorporation, these shares were not deemed beneficially owned by SMBC because such shares could not be converted due to restrictions imposed under the Bank Holding Company Act of 1956, as amended. Effective upon the settlement of the August 2000 Offering on August 7, 2000, the restrictions imposed under the Bank Holding Company Act of 1956, as amended, no longer applied to SMBC and thus, the 7,440,362 shares of Common Stock issuable upon conversion of the 7,440,362 shares of Nonvoting Common Stock were deemed beneficially owned by SMBC. On August 21, 2000, SMBC converted all 7,440,362 of its shares of Nonvoting Common Stock into an equal number of shares of Common Stock.

Item 4. Purpose of Transactions
-------------------------------

     SMBC acquired the Common Stock reported hereunder in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering. This Amendment No. 5 to Schedule 13D is being filed because of a sale by KAA of Common Stock of GS Inc. Except as described in Item 6, none of SMBC or Sumitomo Mitsui or their respective executive officers or directors has any plans or proposals which relate to or would result in their acquisition of additional Common Stock or any of the other events described in Item 4(a) through 4(j).

     Each of SMBC and Sumitomo Mitsui and their respective executive officers and directors is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and their interests in and with respect to GS Inc. Accordingly, each of SMBC and Sumitomo Mitsui and their respective executive officers and directors may change their plans and intentions at any time and from time to time. In particular, each of SMBC and Sumitomo Mitsui and their respective executive officers and directors may at any time and from time to time acquire or dispose of shares of Common Stock. Pursuant to restrictions imposed under the Bank Holding Company Act of 1956, as amended, SMBC and Sumitomo Mitsui cannot currently acquire Common Stock if such acquisition would cause them to own more than 4.9% of the Common Stock.

Item 5. Interest in Securities of the Issuer
--------------------------------------------

     (a) Rows (11) and (13) of the cover pages to this Schedule (including the footnotes thereto) and Annex A are hereby incorporated by reference. Each of SMBC and Sumitomo Mitsui hereby disclaims beneficial ownership of any shares of Common Stock held by any Covered Person or of the KAA Shares.

     (b) Rows (7) through (10) of the cover pages to this Schedule (including the footnotes thereto) and Annex A set forth the percentage range of Common Stock as to which there is sole power to vote or direct the vote or to dispose or direct the disposition, and the number of shares of Common Stock as to which there is shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote the Common Stock subject to the Voting Agreement between SMBC, Sumitomo Mitsui and GS Inc. referred to below (see Item 6) (the "SMBC Shares") is shared with the Covered Persons, as described below in response to Item 6. Each of SMBC and Sumitomo Mitsui hereby disclaims beneficial ownership of any shares of Common Stock held by any Covered Person or of the KAA Shares.

     (c) Except as described in Annex C, neither SMBC or Sumitomo Mitsui, or to the best knowledge of SMBC or Sumitomo Mitsui, any of their respective executive officers or directors, has effected any transactions in Common Stock during the past 60 days. Amendment No. 14 to the Schedule 13D filed by the Covered Persons on March 29, 2001 and Amendment No. 5 to the Schedule 13D filed by KAA on May 1, 2001 report certain transactions in the Common Stock effected by the Covered Persons and KAA, respectively, during the 60 days preceding such filings; the reader is referred to such filings for information relating to such transactions.

     (d), (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
--------------------------------------------------------------------------------
Securities of the Issuer
------------------------

SMBC VOTING AGREEMENT

     SMBC and Sumitomo Mitsui have entered into a voting agreement with GS Inc., dated April 30, 1999 (the "SMBC Voting Agreement"), in which they have agreed to vote their shares of Common Stock and all other voting securities of GS Inc. in the same manner as a majority of the shares of Common Stock held by the managing directors of GS Inc. are voted for so long as they hold voting securities of GS Inc. It is expected that for so long as the Shareholders' Agreement remains in effect, the SMBC Voting Agreement will result in the shares of Common Stock owned by SMBC being voted in the same manner as the Covered Shares. The Covered Persons and KAA are not parties to the SMBC Voting Agreement, and the SMBC Voting Agreement is not enforceable by the Covered Persons or KAA, will continue to exist independent of the existence of the Shareholders' Agreement and the KAA Voting Agreement and may be amended, waived or canceled by GS Inc. without any consent or approval of the Covered Persons or KAA. The SMBC Voting Agreement is incorporated by reference as an exhibit to this Schedule 13D and the foregoing summary is qualified in its entirety by reference thereto.

     Each of SMBC and Sumitomo Mitsui hereby disclaims beneficial ownership of the Covered Shares.

SHAREHOLDERS' AGREEMENT

     GS Inc. has disclosed that the Covered Persons are party to the Shareholders' Agreement. The Covered Shares subject to the Shareholders' Agreement are subject to certain voting restrictions and restrictions on transfer of ownership by the Covered Persons, as more fully set forth in the Shareholders' Agreement.

     Each of SMBC and Sumitomo Mitsui hereby disclaims beneficial ownership of the Covered Shares.

KAA VOTING AGREEMENT

     GS Inc. has disclosed that KAA has entered into a voting agreement with GS Inc., dated April 30, 1999 (the "KAA Voting Agreement"), in which they have agreed to vote their shares of Common Stock and all other voting securities of GS Inc. in the same manner as a majority of the shares of Common Stock held by the managing directors of GS Inc. are voted for so long as they hold voting securities of GS Inc.

     Each of SMBC and Sumitomo Mitsui hereby disclaims beneficial ownership of the KAA Shares.


Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit                                   Description
-------                                   -----------

A. Voting Agreement, dated as of April 30, 1999, by and among The Goldman Sachs Group, Inc., The Sumitomo Bank, Limited (now named Sumitomo Mitsui Banking Corporation) and Sumitomo Bank Capital Markets, Inc. (now named SMBC Capital Markets, Inc.) (incorporated by reference to Exhibit 10.38 to the registration statement on Form S-1 (File No. 333-74449) filed by The Goldman Sachs Group, Inc.).

                                                                         Annex A


Information required as to Executive Officers and Directors of SMBC and Sumitomo Mitsui, respectively.

Directors and Executives of Sumitomo Mitsui Banking Corporation

     Name        Citizenship   Business Address        Present Employment       Criminal Convictions       Beneficial
                                                                                  or Violations of      Ownership of the
                                                                                   Federal or State      common stock of
                                                                                    Securities Laws     the Goldman Sachs
                                                                                 within the last Five      Group, Inc.
                                                                                        Years
----------------------------------------------------------------------------------------------------------------------------
Akishige Okada   Japan         1-2,Yurakucho           Chairman of the Board,      None/None              None
                               1-chome,                Sumitomo Mitsui Banking
                               Chiyoda-ku,Tokyo 100-   Corporation.
                               0006, Japan
----------------------------------------------------------------------------------------------------------------------------
Yoshifumi        Japan         1-2,Yurakucho           President and Chief         None/None              None
Nishikawa                      1-chome,                Executive Officer,
                               Chiyoda-ku,Tokyo 100-   Sumitomo Mitsui Banking
                               0006, Japan             Corporation.
----------------------------------------------------------------------------------------------------------------------------
Youhei Shiraga   Japan         1-2,Yurakucho           Deputy President  and       None/None              None
                               1-chome,                Executive Officer,
                               Chiyoda-ku,Tokyo 100-   Sumitomo Mitsui Banking
                               0006, Japan             Corporation.
----------------------------------------------------------------------------------------------------------------------------
Akio Asuke       Japan         1-2,Yurakucho           Deputy President and        None/None              None
                               1-chome,                Executive Officer,
                               Chiyoda-ku,Tokyo 100-   Sumitomo Mitsui Banking
                               0006, Japan             Corporation.
----------------------------------------------------------------------------------------------------------------------------
Hirokazu         Japan         1-2,Yurakucho           Deputy President and        None/None              None
Ishikawa                       1-chome,                Executive Officer,
                               Chiyoda-ku,Tokyo 100-   Sumitomo Mitsui Banking
                               0006, Japan             Corporation.
----------------------------------------------------------------------------------------------------------------------------
Shunichi         Japan         1-2,Yurakucho           Senior Managing Director    None/None              None
Okuyama                        1-chome,                and Executive Officer,
                               Chiyoda-ku,Tokyo 100-   Sumitomo Mitsui Banking
                               0006, Japan             Corporation.
----------------------------------------------------------------------------------------------------------------------------
Tsutomu Sakuma   Japan         1-2,Yurakucho           Senior Managing Director    None/None              None
                               1-chome,                and Executive Officer,
                               Chiyoda-ku,Tokyo 100-   Sumitomo Mitsui Banking
                               0006, Japan             Corporation.
----------------------------------------------------------------------------------------------------------------------------
Hidemitsu Nakao  Japan         1-2,Yurakucho           Senior Managing Director    None/None              None
                               1-chome,                and Executive Officer,
                               Chiyoda-ku,Tokyo 100-   Sumitomo Mitsui Banking
                               0006, Japan             Corporation.
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Michiyoshi       Japan         1-2,Yurakucho           Senior Managing Director    None/None              None
Kuriyama                       1-chome,                and Executive Officer,
                               Chiyoda-ku,Tokyo 100-   Sumitomo Mitsui Banking
                               0006, Japan             Corporation.
----------------------------------------------------------------------------------------------------------------------------
Takeharu Nagata  Japan         1-2,Yurakucho           Senior Managing Director    None/None              None
                               1-chome,                and Executive Officer,
                               Chiyoda-ku,Tokyo 100-   Sumitomo Mitsui Banking
                               0006, Japan             Corporation.
----------------------------------------------------------------------------------------------------------------------------
Hidenori         Japan         1-2,Yurakucho           Senior Managing Director    None/None              None
Hiramatsu                      1-chome,                and Executive Officer,
                               Chiyoda-ku,Tokyo 100-   Sumitomo Mitsui Banking
                               0006, Japan             Corporation.
----------------------------------------------------------------------------------------------------------------------------
Tadashi Inoue    Japan         1-2,Yurakucho           Senior Managing Director    None/None              None
                               1-chome,                and Executive Officer,
                               Chiyoda-ku,Tokyo 100-   Sumitomo Mitsui Banking
                               0006, Japan             Corporation.
----------------------------------------------------------------------------------------------------------------------------
Keizo Ogawa      Japan         1-2,Yurakucho           Senior Managing Director    None/None              None
                               1-chome,                and Executive Officer,
                               Chiyoda-ku,Tokyo 100-   Sumitomo Mitsui Banking
                               0006, Japan             Corporation.
----------------------------------------------------------------------------------------------------------------------------
Masayuki Oku     Japan         1-2,Yurakucho           Senior Managing Director    None/None              None
                               1-chome,                and Executive Officer,
                               Chiyoda-ku,Tokyo 100-   Sumitomo Mitsui Banking
                               0006, Japan             Corporation.
----------------------------------------------------------------------------------------------------------------------------
Hideharu         Japan         1-2,Yurakucho           Senior Managing Director    None/None              None
Kadowaki                       1-chome,                and Executive Officer,
                               Chiyoda-ku,Tokyo 100-   Sumitomo Mitsui Banking
                               0006, Japan             Corporation.
----------------------------------------------------------------------------------------------------------------------------
Takemasa         Japan         1-2,Yurakucho           Senior Managing Director    None/None              None
Tsukamoto                      1-chome,                and Executive Officer,
                               Chiyoda-ku,Tokyo 100-   Sumitomo Mitsui Banking
                               0006, Japan             Corporation.
----------------------------------------------------------------------------------------------------------------------------
Masahiro         Japan         1-2,Yurakucho           Managing Director,          None/None              None
Oba                            1-chome,                Sumitomo Mitsui Banking
                               Chiyoda-ku,Tokyo 100-   Corporation.
                               0006, Japan

----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Teisuke          Japan         1-2,Yurakucho           Managing Director and       None/None              None
Kitayama                       1-chome,                Executive Officer,
                               Chiyoda-ku,Tokyo 100-   Sumitomo Mitsui Banking
                               0006, Japan             Corporation.
----------------------------------------------------------------------------------------------------------------------------
Ryuzo Kodama     Japan         277 Park Ave., New      Managing Director and       None/None              None
                               York City, New York,    Executive Officer,
                               NY 10172 USA            Sumitomo Mitsui Banking
                                                       Corporation.
----------------------------------------------------------------------------------------------------------------------------
Shigetada        Japan         1-2,Yurakucho           Managing Director and       None/None              None
Takahashi                      1-chome,                Executive Officer,
                               Chiyoda-ku,Tokyo 100-   Sumitomo Mitsui Banking
                               0006, Japan             Corporation.
----------------------------------------------------------------------------------------------------------------------------
Kenjiro Noda     Japan         1-2,Yurakucho           Managing Director and       None/None              None
                               1-chome,                Executive Officer,
                               Chiyoda-ku,Tokyo 100-   Sumitomo Mitsui Banking
                               0006, Japan             Corporation.
----------------------------------------------------------------------------------------------------------------------------
Tadashi Hirota   Japan         1-2,Yurakucho           Managing Director and       None/None              None
                               1-chome,                Executive Officer,
                               Chiyoda-ku,Tokyo 100-   Sumitomo Mitsui Banking
                               0006, Japan             Corporation.
----------------------------------------------------------------------------------------------------------------------------
Mutsuhiko        Japan         1-2,Yurakucho           Managing Director and       None/None              None
Matsumoto                      1-chome,                Executive Officer,
                               Chiyoda-ku,Tokyo 100-   Sumitomo Mitsui Banking
                               0006, Japan             Corporation.
----------------------------------------------------------------------------------------------------------------------------
Toichiro         Japan         1-2,Yurakucho           Managing Director and       None/None              None
Mizushima                      1-chome,                Executive Officer,
                               Chiyoda-ku,Tokyo 100-   Sumitomo Mitsui Banking
                               0006, Japan             Corporation.
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

Shoichiro        Japan         1-2,Yurakucho           Independent Director,       None/None              None
Toyoda                         1-chome,                Sumitomo Mitsui Banking
                               Chiyoda-ku,Tokyo 100-   Corporation.
                               0006, Japan
----------------------------------------------------------------------------------------------------------------------------
Naohiko Kumagai  Japan         1-2,Yurakucho           Independent Director,       None/None              None
                               1-chome,                Sumitomo Mitsui Banking
                               Chiyoda-ku,Tokyo 100-   Corporation.
                               0006, Japan
----------------------------------------------------------------------------------------------------------------------------
Tetsuro          Japan         1-2,Yurakucho           Independent Director,       None/None              None
Kawakami                       1-chome,                Sumitomo Mitsui Banking
                               Chiyoda-ku,Tokyo 100-   Corporation.
                               0006, Japan
----------------------------------------------------------------------------------------------------------------------------
Toshiomi         Japan         1-2,Yurakucho           Independent Director,       None/None              None
Uragami                        1-chome,                Sumitomo Mitsui Banking
                               Chiyoda-ku,Tokyo 100-   Corporation.
                               0006, Japan
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Yoshiaki         Japan         1-2,Yurakucho           Independent Director,       None/None              None
Yamauchi                       1-chome,                Sumitomo Mitsui Banking
                               Chiyoda-ku,Tokyo 100-   Corporation.
                               0006, Japan
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

Ryoji            Japan         1-2,Yurakucho           Managing Director and       None/None              None
Miura                          1-chome,                Executive Officer,
                               Chiyoda-ku,Tokyo 100-   Sumitomo Mitsui Banking
                               0006, Japan             Corporation.

----------------------------------------------------------------------------------------------------------------------------
Kakuei Miyagi    Japan         1-2,Yurakucho           Managing Director and       None/None              None
                               1-chome,                Executive Officer,
                               Chiyoda-ku,Tokyo 100-   Sumitomo Mitsui Banking
                               0006, Japan             Corporation.

----------------------------------------------------------------------------------------------------------------------------
Kouichi          Japan         1-2,Yurakucho           Managing Director and       None/None              None
Yanagimura                     1-chome,                Executive Officer,
                               Chiyoda-ku,Tokyo 100-   Sumitomo Mitsui Banking
                               0006, Japan             Corporation.

----------------------------------------------------------------------------------------------------------------------------
Jumpei           Japan         1-2,Yurakucho           Managing Director and       None/None              None
Ishii                          1-chome,                Executive Officer,
                               Chiyoda-ku,Tokyo 100-   Sumitomo Mitsui Banking
                               0006, Japan             Corporation.

----------------------------------------------------------------------------------------------------------------------------
Koji Ishida      Japan         1-2,Yurakucho           Managing Director and       None/None              None
                               1-chome,                Executive Officer,
                               Chiyoda-ku,Tokyo 100-   Sumitomo Mitsui Banking
                               0006, Japan             Corporation.
----------------------------------------------------------------------------------------------------------------------------
Takao            Japan         277 Park Ave., New      Managing Director and       None/None              None
Umino                          York City, New York,    Executive Officer,
                               NY 10172 USA            Sumitomo Mitsui Banking
                                                       Corporation.

----------------------------------------------------------------------------------------------------------------------------
Morio Kusunoki   Japan         1-2,Yurakucho           Managing Director and       None/None              None
                               1-chome,                Executive Officer,
                               Chiyoda-ku,Tokyo 100-   Sumitomo Mitsui Banking
                               0006, Japan             Corporation.

----------------------------------------------------------------------------------------------------------------------------
Kiyoshi Shibuya  Japan         1-2,Yurakucho           Managing Director and       None/None              None
                               1-chome,                Executive Officer,
                               Chiyoda-ku,Tokyo 100-   Sumitomo Mitsui Banking
                               0006, Japan             Corporation.
----------------------------------------------------------------------------------------------------------------------------
Koichi           Japan         1-2,Yurakucho           Managing Director and       None/None              None
Tsukihara                      1-chome,                Executive Officer,
                               Chiyoda-ku,Tokyo 100-   Sumitomo Mitsui
                               0006, Japan             BankingCorporation.
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Shinpei Nihei    Japan         1-2,Yurakucho           Managing Director and       None/None              None
                               1-chome,                Executive Officer,
                               Chiyoda-ku,Tokyo 100-   Sumitomo Mitsui
                               0006, Japan             BankingCorporation.
----------------------------------------------------------------------------------------------------------------------------
Masahide         Japan         1-2,Yurakucho           Managing Director and       None/None              None
Hirasawa                       1-chome,                Executive Officer,
                               Chiyoda-ku,Tokyo 100-   Sumitomo Mitsui Banking
                               0006, Japan             Corporation.
----------------------------------------------------------------------------------------------------------------------------
Mitsuaki Yahagi  Japan         1-2,Yurakucho           Managing Director and       None/None              None
                               1-chome,                Executive Officer,
                               Chiyoda-ku,Tokyo 100-   Sumitomo Mitsui Banking
                               0006, Japan             Corporation.
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

Yasufumi         Japan         1-2,Yurakucho           Executive Officer,          None/None              None
Kitamoto                       1-chome,                Sumitomo Mitsui Banking
                               Chiyoda-ku,Tokyo 100-   Corporation.
                               0006, Japan
----------------------------------------------------------------------------------------------------------------------------
Shiro            Japan         1-2,Yurakucho           Executive Officer,          None/None              None
Kawajiri                       1-chome,                Sumitomo Mitsui Banking
                               Chiyoda-ku,Tokyo 100-   Corporation.
                               0006, Japan
----------------------------------------------------------------------------------------------------------------------------
Yasuyuki Kimoto  Japan         Temple Court II Queen   Executive Officer,          None/None              None
                               Victoria Street         Sumitomo Mitsui Banking
                               London EC4N 4TA U.K.    Corporation.
----------------------------------------------------------------------------------------------------------------------------
Daisuke          Japan         1-2,Yurakucho           Executive Officer,          None/None              None
Saji                           1-chome,                Sumitomo Mitsui Banking
                               Chiyoda-ku,Tokyo 100-   Corporation.
                               0006, Japan
----------------------------------------------------------------------------------------------------------------------------
Hideaki          Japan         1-2,Yurakucho           Executive Officer,          None/None              None
Shigi                          1-chome,                Sumitomo Mitsui Banking
                               Chiyoda-ku,Tokyo 100-   Corporation.
                               0006, Japan
----------------------------------------------------------------------------------------------------------------------------
Kuniaki Tsuyada  Japan         1-2,Yurakucho           Executive Officer,          None/None              None
                               1-chome,                Sumitomo Mitsui Banking
                               Chiyoda-ku,Tokyo 100-   Corporation.
                               0006, Japan
----------------------------------------------------------------------------------------------------------------------------
Kenjiro Nakano   Japan         1-2,Yurakucho           Executive Officer,          None/None              None
                               1-chome,                Sumitomo Mitsui Banking
                               Chiyoda-ku,Tokyo 100-   Corporation.
                               0006, Japan
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Shigeru          Japan         1-2,Yurakucho           Executive Officer,          None/None              None
Nishiyama                      1-chome,                Sumitomo Mitsui Banking
                               Chiyoda-ku,Tokyo 100-   Corporation.
                               0006, Japan
----------------------------------------------------------------------------------------------------------------------------
Koichi Maeda     Japan         1-2,Yurakucho           Executive Officer,          None/None              None
                               1-chome,                Sumitomo Mitsui Banking
                               Chiyoda-ku,Tokyo 100-   Corporation.
                               0006, Japan
----------------------------------------------------------------------------------------------------------------------------
Hitoshi          Japan         1-2,Yurakucho           Executive Officer,          None/None              None
Yoshimatsu                     1-chome,                Sumitomo Mitsui Banking
                               Chiyoda-ku,Tokyo 100-   Corporation.
                               0006, Japan
----------------------------------------------------------------------------------------------------------------------------
Shigenobu Aikyo  Japan         1-2,Yurakucho           Executive Officer,          None/None              None
                               1-chome,                Sumitomo Mitsui Banking
                               Chiyoda-ku,Tokyo 100-   Corporation.
                               0006, Japan
----------------------------------------------------------------------------------------------------------------------------
Hitoshi Inuga    Japan         1-2,Yurakucho           Executive Officer,          None/None              None
                               1-chome,                Sumitomo Mitsui Banking
                               Chiyoda-ku,Tokyo 100-   Corporation.
                               0006, Japan
----------------------------------------------------------------------------------------------------------------------------
Osamu Endo       Japan         1-2,Yurakucho           Executive Officer,          None/None              None
                               1-chome,                Sumitomo Mitsui Banking
                               Chiyoda-ku,Tokyo 100-   Corporation.
                               0006, Japan
----------------------------------------------------------------------------------------------------------------------------
Sadao Kobayashi  Japan         1-2,Yurakucho           Executive Officer,          None/None              None
                               1-chome,                Sumitomo Mitsui Banking
                               Chiyoda-ku,Tokyo 100-   Corporation.
                               0006, Japan
----------------------------------------------------------------------------------------------------------------------------
Jun Suzuki       Japan         1-2,Yurakucho           Executive Officer,          None/None              None
                               1-chome,                Sumitomo Mitsui Banking
                               Chiyoda-ku,Tokyo 100-   Corporation.
                               0006, Japan
----------------------------------------------------------------------------------------------------------------------------
Shuntaro         Japan         1-2,Yurakucho           Executive Officer,          None/None              None
Higashi                        1-chome,                Sumitomo Mitsui Banking
                               Chiyoda-ku,Tokyo 100-   Corporation.
                               0006, Japan
----------------------------------------------------------------------------------------------------------------------------
Kengo            Japan         1-2,Yurakucho           Executive Officer,          None/None              None
Miyauchi                       1-chome,                Sumitomo Mitsui Banking
                               Chiyoda-ku,Tokyo 100-   Corporation.
                               0006, Japan
----------------------------------------------------------------------------------------------------------------------------
Hiromichi        Japan         1-2,Yurakucho           Executive Officer,          None/None              None
Miyauchi                       1-chome,                Sumitomo Mitsui Banking
                               Chiyoda-ku,Tokyo 100-   Corporation.
                               0006, Japan
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Kozo Yoneda      Japan         1-2,Yurakucho           Executive Officer,          None/None              None
                               1-chome,                Sumitomo Mitsui Banking
                               Chiyoda-ku,Tokyo 100-   Corporation.
                               0006, Japan
----------------------------------------------------------------------------------------------------------------------------
Shigeo Imafuku   Japan         1-2,Yurakucho           Executive Officer,          None/None              None
                               1-chome,                Sumitomo Mitsui Banking
                               Chiyoda-ku,Tokyo 100-   Corporation.
                               0006, Japan
----------------------------------------------------------------------------------------------------------------------------
Yusaku Omori     Japan         1-2,Yurakucho           Executive Officer,          None/None              None
                               1-chome,                Sumitomo Mitsui Banking
                               Chiyoda-ku,Tokyo 100-   Corporation.
                               0006, Japan
----------------------------------------------------------------------------------------------------------------------------
Nobuyuki         Japan         1-2,Yurakucho           Executive Officer,          None/None              None
Kameoka                        1-chome,                Sumitomo Mitsui Banking
                               Chiyoda-ku,Tokyo 100-   Corporation.
                               0006, Japan
----------------------------------------------------------------------------------------------------------------------------
Hiroaki          Japan         1-2,Yurakucho           Executive Officer,          None/None              None
Shukuzawa                      1-chome,                Sumitomo Mitsui Banking
                               Chiyoda-ku,Tokyo 100-   Corporation.
                               0006, Japan
----------------------------------------------------------------------------------------------------------------------------
Hirosumi Tsusue  Japan         1-2,Yurakucho           Executive Officer,          None/None              None
                               1-chome,                Sumitomo Mitsui Banking
                               Chiyoda-ku,Tokyo 100-   Corporation.
                               0006, Japan
----------------------------------------------------------------------------------------------------------------------------
Akira Matsumoto  Japan         1-2,Yurakucho           Executive Officer,          None/None              None
                               1-chome,                Sumitomo Mitsui Banking
                               Chiyoda-ku,Tokyo 100-   Corporation.
                               0006, Japan
----------------------------------------------------------------------------------------------------------------------------
Fuminori         Japan         1-2,Yurakucho           Executive Officer,          None/None              None
Yoshitake                      1-chome,                Sumitomo Mitsui Banking
                               Chiyoda-ku,Tokyo 100-   Corporation.
                               0006, Japan
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Kohei Katsukawa  Japan         1-2,Yurakucho           Executive Officer,          None/None              None
                               1-chome,                Sumitomo Mitsui Banking
                               Chiyoda-ku,Tokyo 100-   Corporation.
                               0006, Japan
----------------------------------------------------------------------------------------------------------------------------
Kazuhisa         Japan         1-2,Yurakucho           Executive Officer,          None/None              None
Kishikawa                      1-chome,                Sumitomo Mitsui Banking
                               Chiyoda-ku,Tokyo 100-   Corporation.
                               0006, Japan
----------------------------------------------------------------------------------------------------------------------------
Hiroki  Nishio   Japan         1-2,Yurakucho           Executive Officer,          None/None              None
                               1-chome,                Sumitomo Mitsui Banking
                               Chiyoda-ku,Tokyo 100-   Corporation.
                               0006, Japan
----------------------------------------------------------------------------------------------------------------------------
Hajime           Japan         1-2,Yurakucho           Executive Officer,          None/None              None
Yamashita                      1-chome,                Sumitomo Mitsui Banking
                               Chiyoda-ku,Tokyo 100-   Corporation.
                               0006, Japan
----------------------------------------------------------------------------------------------------------------------------

Directors and Officers of SMBC Capital Markets, Inc.

     Name     Citizenship       Business Address      Present Employment        Criminal Convictions       Beneficial
                                                                                  or Violations of      Ownership of the
                                                                                   Federal or State      common stock of
                                                                                    Securities Laws     the Goldman Sachs
                                                                                 within the last Five      Group, Inc.
                                                                                        Years
----------------------------------------------------------------------------------------------------------------------------
Ryuzo Kodama  Japan             Sumitomo Mitsui       Head of the Americas            None/None            None
                                Banking               Division, Sumitomo Mitsui
                                Corporation, 277      Banking Corporation
                                Park Ave., New York   Managing Director and
                                City, New York, USA   Executive Officer, Sumitomo
                                                      Mitsui Banking Corporation
                                                      Director, SMBC Capital
                                                      Markets, Inc.
----------------------------------------------------------------------------------------------------------------------------
Takao Umino   Japan             Sumitomo Mitsui       Deputy Head of the Americas     None/None            None
                                Banking               Division, Sumitomo Mitsui
                                Corporation, 277      Banking Corporation
                                Park Ave., New York   Managing Director and
                                City, New York, USA   Executive Officer, Sumitomo
                                                      Mitsui Banking Corporation
                                                      Director, SMBC Capital
                                                      Markets, Inc.
----------------------------------------------------------------------------------------------------------------------------
Yoshio Itaya  Japan             Sumitomo Mitsui       General Manager, Planning       None/None            None
                                Banking               Department, Americas
                                Corporation, 277      Division, Sumitomo Mitsui
                                Park Ave., New York   Banking Corporation
                                City, New York, USA   Director, SMBC Capital
                                                      Markets, Inc.
----------------------------------------------------------------------------------------------------------------------------
Natsuo Okada  Japan             SMBC Securities,      President, SMBC Securities,     None/None            None
                                Inc., 277 Park        Inc.
                                Ave., New York        Director, SMBC Capital
                                City, New York, USA   Markets, Inc.

----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Naoyuki       Japan             SMBC Capital          Chairman, SMBC Capital          None/None            None
 Kawamoto                       Markets, Inc., 277    Markets, Inc.
                                Park Ave., New York   Director, SMBC Capital
                                City, New York, USA   Markets, Inc.

----------------------------------------------------------------------------------------------------------------------------
Joseph L.     USA               SMBC Capital          President, SMBC Capital         None/None            None
 Brennan                        Markets, Inc., 277    Markets, Inc.
                                Park Ave., New York   Director, SMBC Capital
                                City, New York, USA   Markets, Inc.

----------------------------------------------------------------------------------------------------------------------------
Shinji        Japan             SMBC Capital          Managing Director, SMBC         None/None            None
 Sugiyama                       Markets, Inc., 277    Capital Markets, Inc.
                                Park Ave., New York   Director, SMBC Capital
                                City, New York, USA   Markets, Inc.

----------------------------------------------------------------------------------------------------------------------------
Kenichi       Japan             SMBC Capital          Managing Director, SMBC         None/None            None
 Morooka                        Markets, Inc., 277    Capital Markets, Inc.
                                Park Ave., New York   Director, SMBC Capital
                                City, New York, USA   Markets, Inc.

----------------------------------------------------------------------------------------------------------------------------
William M.    USA               SMBC Leasing and      Chairman and Chief Executive    None/None            None
 Ginn                           Finance Inc., 277     Officer, SMBC Leasing and
                                Park Ave., New York   Finance, Inc.
                                City, New York, USA   Director, SMBC Capital
                                                      Markets, Inc.
----------------------------------------------------------------------------------------------------------------------------

                                                                         ANNEX B


    Information required as to proceedings described in Items 2(d) and 2(e)


     None.

                                                                         ANNEX C



Item 5(c). Description of all transactions in the Common Stock effected during the last 60 days by SMBC or Sumitomo Mitsui, or, to the best knowledge of SMBC or Sumitomo Mitsui, their respective executive officers and directors.

None.

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 4, 2001


                              SMBC CAPITAL MARKETS, INC.



                              By:    /s/ Joseph L. Brennan
                                 ---------------------------------------------
                                 Name:   Joseph L. Brennan
                                 Title:  President



                              SUMITOMO MITSUI BANKING CORPORATION



                              By:    /s/ Ryuzo Kodama
                                 ---------------------------------------------
                                 Name:   Ryuzo Kodama
                                 Title:  Managing Director, Executive Director
                                         and Head of the Americas Division

                                 EXHIBIT INDEX



Exhibit                  Description
-------                  -----------

A. Voting Agreement, dated as of April 30, 1999, by and among The Goldman Sachs Group, Inc., The Sumitomo Bank, Limited (now named Sumitomo Mitsui Banking Corporation) and Sumitomo Bank Capital Markets, Inc. (now named
          SMBC Capital Markets, Inc.) (incorporated by reference to Exhibit 10.38 to the registration statement on Form S-1 (File No. 333-74449) filed by The Goldman Sachs Group, Inc.).